Exhibit 99.1

MEDIA RELEASE

July 24, 2025

Algoma Steel Comments on Ongoing Trade Impasse and Prolonged Tariff Environment

SAULT STE. MARIE, ONTARIO (July 24, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today commented on the ongoing trade impasse and prolonged tariff environment in Canada.

Algoma acknowledges the ongoing efforts of Canadian government negotiators to secure a fair and durable trade resolution with the United States. While bilateral trade negotiations continue, the Company is concerned with the significant impact the current 50% Section 232 tariff on Canadian steel is having on its operations and outlook. Algoma is Canada’s only independent and publicly owned steelmaker, and the nation’s only producer of steel plate. The Company is near completion of an over C$900 million investment in electric arc furnace steelmaking that is expected to lower the Company’s carbon footprint and, absent tariffs, benefit all stakeholders and improve cash flow generation.

Algoma has sufficient resources on hand to manage its liquidity over the near term. However, given the ongoing uncertainty caused by the U.S. tariffs resulting in a structural imbalance in the Canadian market, the Company is considering various alternatives to bolster liquidity. Algoma anticipates that such support would be used to support the Company’s continuing operations while exploring diversification of the Company’s customer base to facilitate long-term competitiveness. The amount of additional financing that Algoma will seek will depend, in part, on the duration and severity of the trade dispute and the extent to which the Canadian steel market remains exposed to unfairly priced imports.

As part of ongoing constructive engagement with the Government of Canada, Algoma is exploring targeted liquidity tools and funding programs that could support its current operations and enable strategic diversification. This includes an application to the federal Large Enterprise Tariff Loan (LETL) program for $500 million, ongoing discussion of potential terms of LETL support and an evaluation of capital investments that align with long-term domestic demand in sectors such as defense and construction, while reinforcing Canada’s industrial resilience and low-carbon transformation.

“We are taking a measured and disciplined approach to evaluating the implications of sustained trade barriers,” said Michael Garcia, CEO of Algoma Steel. “We continue to call for timely, prudent policy support to ensure Canadian steelmakers can remain viable contributors to the national interest. A strong Canadian steel industry is essential to Canada’s economic strength, environmental goals, and national security. With the right frameworks in place, we are confident Algoma will emerge from this period as a vital part of Canada’s nation- building agenda.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the anticipated impact of U.S. tariffs on Algoma, alternatives Algoma is considering to bolster its medium- and long-term liquidity needs, including potential funding under the LETL program, Algoma’s strategic objectives, completion of Algoma’s electric arc technology (EAF) project, the anticipated impact of Algoma’s EAF project and its plate mill modernization project and Algoma’s future financial performance, resulting reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, transformation journey, ability to deliver greater and long-term value, and Algoma’s ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products, including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (DSPC) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today, Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Communications contact:

Laura Devoni

Vice President – Human Resources & Corporate Affairs

Tel: 1.705.255.1202

E-mail: communications@algoma.com

Investor contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Phone: 705.945.3300

E-mail: IR@algoma.com